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                     April 20, 2022

       John Abbot
       Chief Financial Officer
       Datto Holding Corporation
       101 Merritt 7
       Norwalk, CT 06851

                                                        Re: Datto Holding
Corporation
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 001-39637

       Dear Mr. Abbot:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology
       cc:                                              Robert E. Goedert